NO ACT

DC
PE
12-20-07

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08020288

RECD S.E.C.
JAN 0 9 2007
1086

January 9, 2008

Shelley J. Dropkin
General Counsel, Corporate Governance
Citigroup Inc.
425 Park Avenue
2nd Floor
New York, NY 10022

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1/9/2008

Re: Citigroup Inc.
Incoming letter dated December 20, 2007

Dear Ms. Dropkin:

This is in response to your letter dated December 20, 2007 concerning the shareholder proposal submitted to Citigroup by George F. Longino III. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
JAN 1 0 2008
THOMSON
FINANCIAL

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: George F. Longino III
3505 Harvard Avenue
Dallas, TX 75205

Shelley J. Dropkin
General Counsel
Corporate Governance

Citigroup Inc.
425 Park Avenue
2nd Floor
New York, NY 10022

T 212 793 7396
F 212 793 7600
dropkins@citi.com

RECEIVED

2007 DEC 26 PM 4:08

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

citi

December 20, 2007

U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re: Stockholder Proposal Submitted to Citigroup Inc. by George F. Longino III.

Dear Sir or Madam:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed herewith for filing are six copies of a stockholder proposal and supporting statement (the "Proposal") submitted by George F. Longino III (the "Proponent"), for inclusion in the proxy materials to be furnished to stockholders by Citigroup Inc. in connection with its annual meeting of stockholders to be held on or about April 22, 2008 (the "Proxy Materials"). Also enclosed for filing are six copies of a statement outlining the reasons Citigroup Inc. deems the omission of the attached Proposal from the Proxy Materials to be proper pursuant to Rule 14a-8(h)(3) and Rule 14a-8(i)(3) promulgated under the Exchange Act.

Rule 14a-8(h)(3) permits a company to exclude all of a Proponent's proposals from its proxy materials for a period of two calendar years if the Proponent or his "qualified representative fail to appear and present the proposal, without good cause." Additionally, Rule 14a-8(i)(3) provides for the exclusion of a proposal if it contains materially false or misleading statements.

By copy of this letter and the enclosed material, Citigroup Inc. is notifying the Proponent of Citigroup Inc.'s intention to omit the Proposal from the Proxy Materials. Citigroup Inc. currently plans to file its definitive Proxy Materials with the Securities and Exchange Commission on or about March 12, 2008.

Kindly acknowledge receipt of this letter and the enclosed material by stamping the enclosed copy of this letter and returning it to me in the enclosed self-addressed, stamped envelope. If you have any comments or questions concerning this matter, please contact me at (212) 793-7396.

Very truly yours,

Shelley J. Dropkin
General Counsel, Corporate Governance

cc: George F. Longino III
Encls.

STATEMENT OF INTENT TO OMIT STOCKHOLDER PROPOSAL

Citigroup Inc., a Delaware corporation ("Citi" or the "Company"), intends to omit the stockholder proposal and supporting statement, a copy of which is annexed hereto as Exhibit A (the "Proposal"), submitted by George Longino (the "Proponent") for inclusion in its proxy statement and form of proxy (together, the "2008 Proxy Materials") to be distributed to stockholders in connection with the Annual Meeting of Stockholders to be held on or about April 22, 2008.

The Proposal states: "Resolved: That the Personnel and Compensation Committee of the Board of Directors limit the average individual compensation of senior management (those persons with whom the Committee is responsible for determining their compensation) to ONE HUNDRED TIMES the average compensation of the rest of the worldwide employees. Business and individual performance awards and discretionary awards must remain within this upper limit.

REASONS: "As a global leader in financial services, Citigroup should take the lead in eliminating the continued criticism of what is perceived across the entire client base, as well as by Congressmen, Economists and Social Scientists, as excessive compensation for top management."

"These excessive compensation packages fail to align the interests of Senior Management with those of its clients, its franchise, other employees, or non-employee investors. These exorbitant pay packages do little to slow the exodus of talented employees from the Corporation. These pay packages do not relate to stock performance. As one prominent observer said of the current pay system 'with its envy-driven compensation mania, (it) has developed to a place where it brings out the absolute worst in good people."

"The average CEO of a large public corporation makes **400 times** the pay of his Company's average employee, and that gap has quadrupled in less than 20 years. This can not be good for our country."

"In 2007, over 25 percent of the shares, and substantially more of the shareholders, voted FOR this proposal. If you AGREE with this proposal, please vote FOR it on your Proxy Card."

The Company believes that the Proposal may be properly omitted from the 2008 Proxy Materials pursuant to Rule 14a-8(h)(3) because the Proponent failed to appear, or to appoint a qualified representative to appear, without good cause, at the Company's 2007 Annual Meeting to present a prior shareholder proposal at that meeting. In addition, the Proposal contains materially false and misleading statements that violate Rule 14a-9 under the Exchange Act and, accordingly, the Proposal is excludable under Rule 14a-8(i)(3).

I. THE PROPOSAL MAY BE EXCLUDED BECAUSE THE PROPONENT FAILED TO APPEAR AT THE COMPANY'S 2007 ANNUAL MEETING OF STOCKHOLDERS

The Proponent submitted a proposal (the "2007 Proposal") for consideration by stockholders at the Company's 2007 Annual Meeting. The Proponent did not appear to present the 2007 Proposal and did not provide the Company with an explanation for his absence. Neither did he send a representative.

On October 4, 2007 the Proponent submitted the Proposal (which is nearly identical to the 2007 Proposal). In his submission he did not provide any cause for his absence at the 2007 Annual Meeting. Neither the Proponent's letter enclosing the Proposal nor previous correspondence from the Proponent addressed the reason for his failure to attend the 2007 Annual Meeting. Thereafter, the Company sent the Proponent a letter (the "Notice," annexed hereto as Exhibit B) noting this deficiency. As of today's date, the Proponent has failed to show good cause as to why he did not attend the 2007 Annual Meeting or send a representative (see email correspondence, annexed hereto as Exhibit C, between the Proponent and the Company).

Under Rule 14a-8(h)(3), it was the Proponent's responsibility to attend the 2007 Annual Meeting to present the 2007 Proposal or, in the alternative, to ensure that a qualified representative appeared on his behalf and that the representative was adequately prepared to attend and participate in the meeting on a timely basis.

The Division has placed the burden on the proponent of a shareholder proposal to demonstrate that he or she had "good cause" for failing to present the proposal at a meeting of security holders. See *Transamerica Inc.* (December 27, 1989) ("[w]hile the proponent provides information to suggest that he had 'good cause' for such failure, there is no information to indicate that the proponent took steps to avoid such cause"); *ConocoPhillips* (March 5, 2007) (proponent had no "good cause" for purposes of Rule 14a-8(h)(3) despite his claim that he was unable to find anybody in the Houston area to present his proposal); *Sonat Inc.* (January 6, 1994) (schedule conflicts and personal inconvenience are not "good cause" for purposes of Rule 14a8(h)(3)); *Harnischfeger Indus., Inc.* (December 15, 1992) (proponent "offered no explanation accounting for his failure to present his proposal").

Rule 14a-8(h)(3) provides that if a proponent or his or her qualified representative fails to appear and present a proposal, without good cause, the Company is entitled to exclude any of the proponent's proposals at any meetings held in the following two calendar years. As such, the Company believes the Proposal should be excluded from the 2008 Proxy Materials under Rule 14a-8(h)(3).

II. THE PROPOSAL MAY BE OMITTED BECAUSE THE PROPOSAL CONTAINS FALSE AND MISLEADING STATEMENTS

The Proponent failed to appear at the Company's 2007 Annual Meeting of Stockholders to present the 2007 Proposal. In accordance with Rule 14a-8(h)(3), the 2007 Proposal was not voted on at the 2007 Annual Meeting. In his current Proposal, the Proponent states that "In 2007, over 25 percent of the shares, and substantially more of the stockholders voted FOR this proposal." Up until the final tabulation of the votes at the Annual Meeting, the support for the 2007 Proposal was less than 6% and, in light of the Proponent's failure to present the 2007 Proposal, no vote was recorded with respect to that Proposal. Because no vote was recorded, the Proponent's statement is materially false and misleading. As such, the Proposal may be excluded from the Company's 2008 Proxy Materials under Rule 14a-8(i)(3).

CONCLUSION

For the foregoing reasons, the Company believes the Proposal may be excluded from the 2008 Proxy Materials pursuant to Rules to Rule 14a-8(h)(3) and 14a-8(i)(3).

Exhibit A

RECEIVED

OCT 04 2007

MICHAEL S. HELFER

George F. Longino III
3505 Harvard Avenue
Dallas, TX 75205

This to Shelley Dropkin – please acknowledge – copy to me

October 1, 2007

Mr. Michael S. Helfer
Corporate Secretary
Citigroup, Inc.
399 Park Avenue
New York, NY 10022

Dear Mr. Helfer;

My name and address are as shown above. I am a private investor, and I own 16,435 shares of Citigroup common stock.

Please include the following Stockholder Proposal in the Citigroup Proxy for consideration by the stockholders at the upcoming annual meeting to be held in 2008:
Proposal

Resolved: That the Personnel and Compensation Committee of the Board of Directors limit the average individual compensation of senior management (those persons with whom the Committee is responsible for determining their compensation) to ONE HUNDRED TIMES the average compensation of the rest of the worldwide employees. Business and individual performance awards and discretionary awards must remain within this upper limit.

REASONS: "As a global leader in financial services, Citigroup should take the lead in eliminating the continued criticism of what is perceived across the entire client base, as well as by Congressmen, Economists and Social Scientists, as excessive compensation for top management."

"These excessive compensation packages fail to align the interests of Senior Management with those of its clients, its franchise, other employees, or non-employee investors. These exorbitant pay packages do little to slow the exodus of talented employees from the Corporation. These pay packages do not relate to stock performance. As one prominent observer said of the current pay system 'with its envy-driven compensation mania, (it) has developed to a place where it brings out the absolute worst in good people'."

"The average CEO of a large public corporation makes **400 times** the pay of his Company's average employee, and that gap has quadrupled in less than 20 years. This can not be good for our country."

In 2007, over 25 percent of the shares, and substantially more of the shareholders, voted FOR this proposal. If you AGREE with this proposal, please vote FOR it on your Proxy Card.

George F Longino III

Exhibit B

October 29, 2007

Mr. George F. Longino
3505 Harvard Avenue
Dallas, TX 75205

Dear Mr. Longino:

Citigroup Inc. acknowledges receipt of the stockholder proposal you submitted for consideration by Citigroup stockholders at the Annual Meeting in April 2008.

As you know, you are not eligible under SEC rules to submit this proposal at the 2008 Annual Meeting because you did not appear, or have a representative appear, to present your proposal at the 2007 Annual Meeting. We have considered your request for an exemption from this SEC rule. In light of the need to treat all shareholders equally, and to prevent unnecessary expenditures of Company funds in processing shareholder proposals that are not actually presented at an Annual Meeting, we have denied your request. You will be eligible to submit a proposal for the 2010 Annual Meeting.

Sincerely,

Shelley J. Dropkin
General Counsel, Corporate Governance

November 20, 2007

Mr. George F. Longino
3505 Harvard Avenue
Dallas, TX 75205

Dear Mr. Longino:

This is in connection with Citigroup's letter dated October 29, 2007, a copy of which is enclosed. Given that you will not be permitted to present a proposal for consideration by stockholders at the April 2008 annual meeting, we request that you execute the attached withdrawal form and mail it back to Citigroup in the enclosed envelope.

Thank you for your consideration.

Sincerely,

Shelley J. Dropkin
General Counsel, Corporate Governance

Enclosures

WITHDRAWAL OF STOCKHOLDER PROPOSAL

In light of the fact that I failed to present or have a representative present the stockholder proposal I submitted to Citigroup for its 2007 annual meeting and am, therefore, ineligible to submit a proposal for the 2008 annual meeting, I hereby agree to withdraw the proposal I submitted concerning senior management compensation.

____

George Longino

Dated: November __, 2007

Exhibit C

Cohen, Kenneth

From: Cohen, Kenneth
Sent: Thursday, October 11, 2007 4:36 PM
To: 'glongino@aol.com'
Subject: RE: stockholder proposal

The Company is considering your request and will probably contact you next week.

From: glongino@aol.com [mailto:glongino@aol.com]
Sent: Thursday, October 04, 2007 2:07 PM
To: cohenk@citi.com
Subject: Re: stockholder proposal

Mr. Cohen;
Citigroup representatives did indeed contact me on several occasions. At least two of them as I recall were with both representatives from the law department and from the HR department, to discuss what the firm was doing with regard to compensation with the intention to persuade me to withdraw my proposal. Also at least 2 calls were to determine if I was planning to attend the meeting, as I recall "to make sure we know that you are coming". As you stated, the applicable Rule gives the firm the right, but not the requirement, to exclude a shareholder such as me from subsequent proposals for two years. At some point during the many calls made to me by the firm regarding my proposal, the firms actions making it less necessary in the firms opinion, and whether I was going to attend the annual meeting or not, it would have been, under the category of "full disclosure", useful for the firm to have advised me of this Rule. I was completely open with you and your associates about my concerns and desires. You might have been as open with me about the potential consequences of this Rule. Since the firm does not have the requirement to exercise this denial of inclusion of my Proposal for 2008, I would hope, even though it may be uncomfortable, that the firm would allow my proposal for inclusion in the upcoming proxy to be included. After all, a significant minority of the owners voted YES on last years proposal. Now that you have alerted me to this Rule, you may be assured that I will be in attendance in 2008. If the firm chooses to deny me this opportunity, then the aforementioned shame is indeed earned, in my opinion. I would appreciate your response about including my proposal at your earliest convenience.

George Longino

-----Original Message-----
From: Cohen, Kenneth <cohenk@citi.com>
To: 'glongino@aol.com' <glongino@aol.com>
Sent: Thu, 4 Oct 2007 10:22 am
Subject: RE: stockholder proposal

Mr.. Longino, Citigroup professionals called you to explain the Company's position on the issues you raised in your proposal. As in many instances when stockholders raise issues of interest, the Company engages in discussions with those stockholders to explain its position. The hope is that the stockholder will understand the Company's position and choose to withdraw the proposal. The discussions you had with the Company were not to persuade you not to appear at the annual meeting to present your proposal, but to explain why, based on the Company's views and policies concerning the substance of your proposal, it would be unnecessary for the proposal to be presented for consideration by the Company's stockholders in the proxy statement and at the annual meeting.

You elected not to withdraw the proposal, so it was printed in the Company's proxy statement and included on the proxy card. When it came time to appear and present your proposal at the annual meeting you were not present nor was a representative present.

Rule 14a-8(h)(1) of the rules and regulations of the Securities and Exchange Commission states: "Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the annual meeting to present the proposal. Whether you attend the annual meeting yourself or send a representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

Rule 14a-8(h)(3) states: "If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all your proposals from its proxy materials for any meetings held in the following two calendar years."

Contrary to your assertions, Citigroup management did contact you numerous times and held discussions with you concerning the issues raised in your proposal. I consider that quite responsive and have no reason to be ashamed of Citigroup for its actions.

Ken Cohen

From: glongino@aol.com [mailto:glongino@aol.com]
Sent: Wednesday, October 03, 2007 10:06 PM
To: cohenk@citi.com
Subject: Re: stockholder proposal

Excuse me? You and your cohorts called me numerous times before the meeting, in what I considered an attempt to dissuade me from coming. What specific SEC Rule are you referring to? If you choose to exercise this right, assuming you are correct in your interpretation of it, I will consider it just another example of the management of Citigroup in being unresponsive to its owners. You should be ashamed of your firm in its actions. George Longino

-----Original Message-----
From: Cohen, Kenneth <cohenk@citi.com>
To: 'glongino@aol.com' <glongino@aol.com>
Sent: Wed, 3 Oct 2007 11:38 am
Subject: RE: stockholder proposal

Mr. Longino, please be advised that because you failed to appear to present your proposal at Citigroup's annual meeting in April 2007 and did not appoint a qualified representative to appear and present your proposal, without good cause, under Securities and Exchange Commission rules, the Company is authorized to exclude all of your proposals from its proxy materials for any meetings held in the following two years.

Ken Cohen

From: glongino@aol.com [mailto:glongino@aol.com]
Sent: Monday, October 01, 2007 2:05 PM
To: cohenk@citi.com
Subject: stockholder proposal

Ken, fall has arrived too soon! what is the cut off date for stockholder proposals for next year's proxy? thank you. George Longino

Cohen, Kenneth

From: glongino@aol.com

Sent: Tuesday, October 30, 2007 1:10 PM

To: cohenk@citi.com

Mr Cohen;
I received a letter from Citigroup today. You do not need to follow up on my email today.
George Longino

Cohen, Kenneth

From: glongino@aol.com

Sent: Tuesday, October 30, 2007 11:58 AM

To: cohenk@citi.com

Subject: stockholder proposal

Mr. Cohen;
Early this month I received correspondence from you indicating that I may hear from someone in the law department concerning my shareholder proposal. I corresponded back that I was going to be unavailable by Phone for a few days, and suggested that they email me. I have not heard from anyone since your correspondence. Since the date is rapidly approaching when it will be too late to submit a stockholder proposal, please advise me if the company is going to allow my proposal to be included as a stockholder proposal in the upcoming proxy. I am back in the country and available by cell phone- 214-734-6156.
Thank you.
George Longino

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 9, 2008

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Citigroup Inc.
Incoming letter dated December 20, 2007

The proposal relates to compensation.

There appears to be some basis for your view that Citigroup may exclude the proposal under rule 14a-8(h)(3). We note your representation that Citigroup included the proponent's proposal in its proxy statement for its 2007 annual meeting, but that neither the proponent nor his representative appeared to present the proposal at this meeting. Moreover, the proponent has not stated a "good cause" for the failure to appear. Under the circumstances, we will not recommend enforcement action to the Commission if Citigroup omits the proposal from its proxy materials in reliance on rule 14a-8(h)(3). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Citigroup relies.

Sincerely,

Greg Belliston

Greg Belliston
Special Counsel

END